SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 8)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

interclick, inc.

(Name of Subject Company (Issuer))

Innsbruck Acquisition Corp.

Yahoo! Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	458483203
(Titles of classes of securities)	(CUSIP number of class of securities)

Michael Callahan, Esq.

Executive Vice President, General Counsel and Secretary

Yahoo! Inc.

701 First Avenue

Sunnyvale, California 94089

(408) 349-3300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Ora Fisher, Esq.

Jamie Leigh, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Tel: (650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$285,515,451.00	$32,720.07

*	Estimated solely for purposes of calculating the filing fee. This amount assumes the purchase of up to 31,723,939 shares of common stock of the Issuer and was calculated as follows: (i) 25,260,987 shares issued and outstanding (including 946,325 shares subject to a right of repurchase, risk of forfeiture or restrictions on transfer multiplied by $9.00 per share, (ii) 670,494 shares issuable upon the exercise of outstanding warrants multiplied by the $9.00 per share and (iii) 5,792,458 shares issuable pursuant to outstanding options multiplied by $9.00 per share. The share numbers are based on information provided by the Issuer to the Offeror(s) as of November 11, 2011, the most recent practicable date.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$32,720.07	Filing Party:	Innsbruck Acquisition Corp. and Yahoo! Inc.
Form or Registration No.:	Schedule TO	Date Filed:	November 15, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTION

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2011, by Innsbruck Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation (“Yahoo!”), relating to an offer by Purchaser to purchase all of the issued and outstanding shares of common stock of interclick, inc., a Delaware corporation (“interclick”), par value $0.001 per share (the “Shares”), at a price of $9.00 per Share, net to the seller in cash, without interest and less any applicable withholding tax (such price, or any different price per Share as may be paid in the Offer (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as exhibits (which, together with any amendments or supplements, collectively constitute the “Offer”). This Amendment is being filed on behalf of Purchaser.

The information contained in the Schedule TO, including any amendments thereto, remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Items 1, 4 and 11.

Items 1, 4 and 11 of the Schedule TO, to the extent Items 1, 4 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs:

The Offer expired at the end of the day on December 13, 2011, at 12:00 midnight, New York City time. Computershare, the depositary for the Offer (the “Depositary”), advised that, as of the expiration of the Offer, 20,911,954 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 81.25% of the outstanding Shares and approximately 66.38% of the outstanding Shares on a fully diluted basis, in each case, as of such date and time. The Depositary also advised that it had received commitments to tender 1,259,742 Shares in accordance with guaranteed delivery procedures. Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer (excluding any Shares tendered in accordance with guaranteed delivery procedures).

Yahoo! expects to complete the acquisition of interclick on December 14, 2011 through the merger of Purchaser with and into interclick (the “Merger”) in accordance with applicable provisions of Delaware law and without a vote or meeting of interclick stockholders. In the Merger, all remaining Shares (other than Shares held by interclick, Yahoo!, Purchaser or their respective subsidiaries, and Shares held by stockholders, if any, who properly exercise their appraisal rights under applicable Delaware law) will be converted into the right to receive $9.00 per Share, net to the holder in cash, without interest and less any applicable withholding tax, which is the same price per Share paid in the Offer. After the Merger, interclick will be a wholly owned subsidiary of Yahoo!, the Shares will cease to be traded on the NASDAQ and interclick will no longer have reporting obligations under the Exchange Act.

In order to accomplish the Merger as a “short form” merger under Delaware law, on December 14, 2011, Purchaser intends to exercise its “top-up” option pursuant to the Merger Agreement to purchase directly from interclick an additional number of newly-issued Shares, for $9.00 per Share (the same price per Share paid in the Offer), equal to the number of Shares that, when added to the number of Shares owned by Purchaser at the time of exercise of such option, will constitute one Share more than 90% of the Shares outstanding immediately thereafter.

On December 14, 2011, Yahoo! issued a press release announcing the expiration of the Offer. The press release is attached hereto as an exhibit and the information set forth in the press release is incorporated herein by reference.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(M)	Press Release of Yahoo! on December 14, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Innsbruck Acquisition Corp.

BY:	/s/ Michael J. Callahan
Name: Michael J. Callahan Title: Vice President and Secretary

Yahoo! Inc.

BY:	/s/ Michael J. Callahan
Name: Michael J. Callahan Title: Executive Vice President, General Counsel and Secretary

Date: December 14, 2011

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated as of November 15, 2011.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)*	Joint Press Release of Yahoo! and interclick on November 1, 2011 (incorporated by reference to the Schedule TO-C filed by Yahoo! with the SEC on November 1, 2011).

(a)(5)(A)*	Summary Advertisement published in the New York Times on November 15, 2011.

(a)(5)(B)*	Press Release of Yahoo! on November 15, 2011.

(a)(5)(C)*	Complaint filed by Sam Elghanian in the Supreme Court of the State of New York, County of New York, on November 8, 2011.

(a)(5)(D)*	Complaint filed by David Lieberman in the Delaware Court of Chancery, on November 11, 2011.

(a)(5)(E)*	Complaint filed by Ronald Whaley in the Delaware Court of Chancery, on November 11, 2011.

(a)(5)(F)*	Amended Complaint filed by Sam Elghanian in the Supreme Court of the State of New York, County of New York, on November 16, 2011.

(a)(5)(G)*	Amended Complaint filed by Ronald Whaley in the Delaware Court of Chancery, on November 17, 2011.

(a)(5)(H)*	Complaint filed by John Parker in the Supreme Court of the State of New York, County of New York, on November 21, 2011.

(a)(5)(I)*	Order of Consolidation and Appointment of Co-Lead Counsel, issued by the Delaware Court of Chancery on November 23, 2011.

(a)(5)(J)*	Order of Scheduling, issued by the Delaware Court of Chancery on November 23, 2011.

(a)(5)(K)*	Complaint filed by Siamak “Sam” Elghanian in the Delaware Court of Chancery, on November 23, 2011.

(a)(5)(L)*	Memorandum of Understanding, dated as of December 4, 2011 (incorporated by reference to Exhibit (g)(10) to Amendment No. 7 to the Schedule 14D-9 filed by interclick, inc. with the SEC on December 5, 2011).

(a)(5)(M)	Press Release of Yahoo! on December 14, 2011.

(d)(1)*	Agreement and Plan of Merger, dated as of October 31, 2011, among Yahoo!, Purchaser and interclick (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Yahoo! with the SEC on November 10, 2011).

(d)(2)*	Form of Tender and Support Agreement entered into by and among Yahoo!, Purchaser and each of Michael Brauser, Barry Honig, Michael Katz, Frank Cotroneo, Brett Cravatt, David Hills, Michael Mathews, William Wise, Roger Clark, Andrew Katz, Keith Kaplan, David Myers and Jason Lynn on October 31, 2011 (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Yahoo! with the SEC on November 10, 2011).

(d)(3)*	Form of Non-Competition Agreement entered into by and among Yahoo! and each of Michael Katz, Andrew Katz, Jason Lynn, David Myers, Michael Marvul, Andrew Greenberg, Jake Dell’Aquila, Joseph Blodgett and Keith Kaplan on October 31, 2011.

(d)(4)*	Mutual Nondisclosure Agreement, dated as of July 2, 2011, by and between interclick and Yahoo!.

(d)(5)*	Letter Agreement, dated as of October 3, 2011, by and between interclick and Yahoo!, as amended on October 23, 2011, October 27, 2011 and October 30, 2011.

(d)(6)*	Employment Offer Letter by and between Yahoo! and Michael Katz.

(d)(7)*	Employment Offer Letter by and between Yahoo! and Andrew Katz.

(d)(8)*	Employment Offer Letter by and between Yahoo! and Jason Lynn.

(d)(9)*	Employment Offer Letter by and between Yahoo! and David Myers.

*	Previously filed.